

March 22, 2012

<u>Via E-mail</u>
Mr. Robert Hoerr
President
Enterologics, Inc.
1264 University Avenue West, Suite 404
St. Paul, Minnesota 55104

> **Re: Enterologics, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 19, 2012**
> **File No. 000-54347**

Dear Mr. Hoerr:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

<u>Form 8-K filed March 19, 2012</u>

1. Please revise your disclosure to add the term, qualified, to your assertions regarding Webb's reports to state that none of these reports were qualified or modified as to uncertainty, audit scope or accounting principles.

2. Please revise your disclosure to state that, if true, no disagreements existed during the two most recent fiscal years and subsequent interim period through the date of Webb's dismissal. Refer to guidance in Item 304 (a)(1)(iv) of Regulation S-K.

3. In your discussion of reportable events, please correct your reference to the applicable section of Item 304.

4. Please provide a new Exhibit 16 letter with your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Frank Wyman, Staff Accountant at (202) 551-3660.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief